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                        INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
The Greater New York Savings Bank:

We have examined management's assertion about The Greater New York Savings Bank and Subsidiaries' (the "Bank") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1996, included in the accompanying management assertion. Management is responsible for the Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Bank's compliance with the minimum servicing standards.

In our opinion, management's assertion that The Greater New York Savings Bank compiled with the aforementioned minimum servicing standards as of and for the year ended December 31, 1996 is fairly stated, in all materia1 respects.

                                                       /s/ KPMG Peat Marwick LLP



February 21, 1997

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